VISTA EQUITY PARTNERS CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025

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SEC FILE NUMBER
8-71280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/06/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vista Equity Partners Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Hudson Yards, Floor 77
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Sofield	512-730-2430	ksofield@vistaequitypartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

500 West 2nd Street, Suite 1600	Austin	TX	78701
(Address)	(City)	(State)	(Zip Code)

10-20-2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Sofield, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vista Equity Partners Capital Markets, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VISTA EQUITY PARTNERS CAPITAL MARKETS, LLC

AS OF DECEMBER 31, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Deloitte.

Deloitte & Touche LLP
500 West 2nd Street
Suite 1600
Austin, TX 78701
USA
Tel: +1 512 691 2300
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governance Body and the Member of Vista Equity Partners Capital Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vista Equity Partners Capital Markets, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2026

We have served as the Company's auditor since 2025.

VISTA EQUITY PARTNERS CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS		
Cash	$	22,447,504
Deposits with FINRA		331,353
Due from affiliate		145,371
Prepaid expenses		38,280
Total assets	**$**	**22,962,508**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses		14,034
Total liabilities		14,034
Member's equity		22,948,474
Total liabilities and member's equity	**$**	**22,962,508**

See notes to the financial statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Vista Equity Partners Capital Markets, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company is a wholly-owned subsidiary of Vista Equity Partners Management, LLC ("VEPM"), a multi-strategy private equity investment firm, that is part of the Vista Equity Partners complex, consisting of Vista-sponsored funds, portfolio companies, and other affiliates ("Vista"). The Company earns fees for corporate finance advisory services related to debt offerings offered by Vista portfolio companies and Vista affiliates. The Company was capitalized by VEPM with a contribution of $5,000,000 on May 15, 2025, and had limited operations prior to becoming a broker-dealer. The firm commenced broker-dealer operations on June 6, 2025.

The Company is currently approved by FINRA to engage in the following types of business: (i) underwriter or selling group participant (corporate securities other than mutual funds) in firm commitment offerings; (ii) private placements of securities; and (iii) corporate finance advisory services. In particular, the Company's activities may include underwriting of public equity and debt offerings, including initial public offerings, secondary offerings and follow-on offerings; acting as placement agent in private placements of equity and debt offerings; and arranging private loans.

During the period of the commencement of operations through December 31, 2025, the Company's activities were limited to providing debt arranging, loan placement, and debt advisory services to Vista portfolio companies and Vista affiliates; the Company did not engage in underwriting, public offerings, or the placement of interests in Vista investment funds during the period.

The Company is exempt from SEC Rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. Accordingly, the computation for determination of reserve requirements and information relating to the possession or control requirements are not required.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company records primarily all of its expenses pursuant to a cost sharing agreement. Such amounts are inherently based on best estimates by management. For further discussion refer to Note 3, Related Parties Transactions. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Concentration of risk

The Company maintains cash in a bank account, insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. The Company has not experienced any losses in such account and does not believe it is exposed to any significant credit risk on cash. The Company is reliant upon VEPM as all revenue and substantially all of the Company's expenses are with affiliates and allocated pursuant to a cost sharing agreement. For further discussion refer to Note 3, Related Parties Transactions.

Cash and cash equivalents

Cash includes cash on deposit with banks. The Company maintains its cash accounts with highly rated commercial banks. At times, cash balances may exceed the FDIC coverage limit of $250,000.

Fair value measurement

U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument, and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

Level 1 — Quoted prices are available in active markets for identical financial instruments as of the reporting date. The types of financial instruments included in Level I include listed equities and debt. The Company does not adjust the quoted price for these financial instruments, even in situations where the Company holds a large position, and the sale of such position would likely deviate from the quoted price.

Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 — Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little, if any, market activity for the investment. Fair value for the investments are estimated by the Company using valuation methodologies that consider a range of factors in estimating the exit price from the perspective of a market participant, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, financial condition, and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant judgment by the Company.

VISTA EQUITY PARTNERS CAPITAL MARKETS, LLC
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fair value measurement (continued)

Level 3 *continued* — Many financial assets and liabilities have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the Company and others are willing to accept for an asset. For financial assets and liabilities whose inputs are based on bid-ask prices, the Company does not require that fair value always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed. Investments that are included in this category generally are privately held debt securities and limited partnership and limited liability company investments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period. There were no transfers between levels during the period ended December 31, 2025.

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash, due from affiliate, net, and accrued expenses. The carrying values of these assets and liabilities approximate fair value due to their short-term nature. The Company has no investments as of December 31, 2025.

Prepaid assets

Prepaid deposits and expenses denote upfront payments made for future services or rights. The Company employs a systematic methodology to recognize the expenses over the periods in which the associated benefits are utilized. As of December 31, 2025, the Company held $331,353 in deposits with FINRA for future regulatory fees, and $38,280 in prepaid 2026 licensing renewal fees.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, which requires identification of the contract, determination of the performance obligation, determination of the transaction price, allocation of the transaction price to the performance obligation, and recognition of revenue when the performance obligation is satisfied. Revenue is recognized when control of the promised service is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for that service.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition (continued)

The Company earns fees for debt arranging, loan placement, and debt advisory services provided to Vista portfolio companies and Vista affiliates. These services each represent a single performance obligation that is satisfied at a point in time, generally upon the closing or execution of the underlying financing transaction. The transaction price typically consists of fixed or determinable fees specified in the engagement agreements. Variable consideration, if any, is constrained until the uncertainty is resolved, which generally occurs upon transaction completion.

Refer to Note 3 for additional related party transactions.

Income taxes

As a wholly owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity for income tax purposes and accordingly does not record a tax provision.

Uncertain tax positions

The Company follows the accounting guidance for uncertainty in income taxes pursuant to Financial Accounting Standards Board ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by tax authorities.

The Company had no unrecognized tax benefits as of December 31, 2025. No accrued interest and penalties associated with uncertain tax positions were recorded during the period ended December 31, 2025 or accrued as of December 31, 2025.

3. RELATED PARTY TRANSACTIONS

As discussed in Note 2., all revenue earned during the period from commencement of operations through December 31, 2025, was generated from debt arranging, loan placement, and debt advisory services provided to Vista portfolio companies and Vista affiliates. The affiliates are related parties under ASC 850.

The Company does not employ its own personnel. All associated persons and registered representatives of the Company that perform services for the Company are employees of VEPM. Under a cost-sharing agreement, VEPM incurs personnel, occupancy, general office, travel and other administrative expenses on behalf of the Company and allocates such costs based on estimates of relative usage or other reasonable allocation methodologies. These allocations include an administrative overhead fee intended to recover certain shared corporate costs.

3. RELATED PARTY TRANSACTIONS *(continued)*

Additionally, the Company earns a service fee from VEPM comprised of the reimbursement of expenses plus a specified mark-up pursuant to the cost-sharing agreement for operating as VEPM's dedicated broker-dealer arm in support of VEPM's existing operations. The Company assumes regulatory and supervisory responsibility and operational risk in connection with its activities.

The timing of expense allocations and cash settlements may result in amounts due to or due from VEPM. These balances, if any, are unsecured, non-interest-bearing, and settled in the ordinary course of business. As of December 31, 2025, the net balance due from VEPM was $145,371.

VEPM has committed to providing financial support to the Company, namely, capital contributions, if necessary, to ensure the Company maintains compliance with the net capital requirements of Rule 15c3-1.

4. REPORTABLE SEGMENTS

The Company operates as a single business segment focused on providing debt arranging, loan placement, and debt advisory services to Vista portfolio companies and Vista affiliates. These services share similar economic characteristics, are delivered to a common customer base, and are managed using a unified operating model.

The Company's Chief Operating Decision Makers ("CODMs"), who are the Co-Chief Executive Officers, evaluate financial performance and allocate resources based on financial information prepared in accordance with U.S. GAAP for the Company as a whole. There is no difference between segment assets and total assets. The Company does not prepare discrete financial information for any components of its operations.

Accordingly, management has concluded that the Company has one reportable segment. As the Company operates a single segment, the accounting policies utilized by the segment are consistent with those included in the Financial Statement. The CODM uses net income as one of the primary measures for the determination of resource allocations and to evaluate the Company's performance.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act ("the Rule"), as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 12-1/2% of aggregate indebtedness.

As of December 31, 2025, the Company had net capital, as defined, of $22,433,470, which exceeded the required minimum net capital of $100,000 by $22,333,470. Aggregate indebtedness as of December 31, 2025, totaled $14,034. The Company's percentage of aggregate indebtedness to net capital was 0.06%.

6. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into engagement agreements with Vista portfolio companies and Vista affiliates that include customary indemnification provisions. The maximum potential exposure under these indemnities cannot be estimated; however, the Company has not recorded a liability related to these matters as management believes the likelihood of material loss is remote. There are no commitments and contingencies pending as of December 31, 2025.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2025 and through the date the financial statement was issued. Management notes that FINRA approved the Company's Continuing Member Application on January 20, 2026, to expand operations. In advance of the approval, on January 12, 2026, VEPM made a capital contribution of $1,500,000 into the firm to fund the expansion. Management has determined that there are no other material events that would require disclosures in the Company's financial statement.